Filed by Ready Capital Corporation

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Ready Capital Corporation

Commission File No.: 001-35808

UDF IV Urges Shareholders to Vote “FOR” Ready Capital Merger Agreement

Ahead of March 4, 2025 Special Meeting of Shareholders

UDF IV shareholders may receive up to $5.89 per UDF share through a combination of: (i) pre-closing distributions of UDF IV’s own cash from its balance sheet, (ii) shares issued at closing by Ready Capital for UDF IV shares, and (iii) contingent value rights

Visit www.udfivreadycapmerger.com for Voting Instructions and Other Information

IRVING, Texas, February 4, 2024 - United Development Funding IV (“UDF IV” or the “Trust”) today mailed a letter to UDF IV shareholders urging them to vote “FOR” the Ready Capital merger as soon as possible ahead of the Special Meeting of Shareholders on March 4, 2025. Voting to support the merger is critical to ensuring that shareholders can receive the compelling value it will deliver. Abstentions from voting will have the same effect as votes against the merger.

The full text of the letter follows:

Dear UDF IV Shareholder,

The United Development Funding IV (“UDF IV” or the “Trust”) Special Meeting of Shareholders (the “Special Meeting”) to be held on March 4, 2025 to vote on the Trust’s proposed merger with Ready Capital is rapidly approaching. Your vote will decide the future of your investment. The UDF IV Board urges you to vote “FOR” the Ready Capital merger as soon as possible to enhance the value of your investment.

Do not delay! With less than one month to go before the Special Meeting, it is critical that you cast your vote to approve the merger and ensure that you receive the immediate value and potential long-term upside that the merger is expected to deliver. Voting is easy! Instructions can be found on the enclosed proxy card or by visiting UDFIVReadyCapMerger.com.

Ready Capital Merger Expected to Deliver Significant Value for UDF IV Shareholders

Based on Ready Capital’s closing share price on November 29, 2024, UDF IV shareholders may receive up to $5.89 per share in value as a result of the merger with Ready Capital. In connection with the merger, in exchange for each share of UDF IV that you hold immediately prior to the effective time of the merger, you will receive:

1.	Up to $2.44 per UDF IV share of pre-closing cash distributions. This per share distribution amount includes the distribution of $0.065 per share, or approximately $2 million in the aggregate, declared by the Trust in December 2024. Notably, UDF IV had over $90 million in cash as of February 3, 2025.

2.	0.416 shares of Ready Capital common stock. Shares to be issued by Ready Capital at the time the merger closes. These Ready Capital shares have an implied value of $94 million in the aggregate, or $3.07 per UDF IV share, based on Ready Capital’s closing share price on November 29, 2024. The implied value of this stock consideration will fluctuate based on any changes in the market price of Ready Capital common stock prior to the closing of the merger. Based on Ready Capital’s closing share price on February 3, 2025 and the number of UDF IV shares outstanding on that date, this stock consideration has an implied value of $84 million in the aggregate, or $2.74 per UDF IV share.

3.	0.416 Contingent Value Rights (CVRs). CVRs to be issued by Ready Capital at the time the merger closes, which may generate payments totaling up to $12 million in the aggregate, or up to $0.38 per UDF IV share. These payments will be made in the form of additional shares of Ready Capital common stock and may be made over a period of several years.

Your Vote is Critical!

It is important that you vote as soon as possible, no matter how many shares you own. Failure to approve the merger will create uncertainty regarding the future value of your investment in the Trust. Remember, abstaining from voting has the same effect as voting against the merger.

Vote today to support the merger that will enhance the value of your investment!

Visit UDFIVReadyCapMerger.com to find additional materials and information on this compelling merger and the benefits we believe it will deliver to our shareholders.

Thank you again for your continued support.

Sincerely,

United Development Funding IV’s Board of Trustees

UDF IV shareholders with questions or who require assistance with respect to voting their shares are encouraged to contact UDF IV’s proxy solicitor:

INNISFREE M&A INCORPORATED

Shareholders may call:

1 (877) 750-9496 (toll-free from the U.S. and Canada) +1 (412) 232-3651 (from other countries)

About United Development Funding IV

United Development Funding IV is a Maryland real estate investment trust. UDF IV was formed primarily to generate current interest income by investing in secured loans and producing profits from investments in residential real estate. Additional information about UDF IV can be found on its website at www.udfiv.com. UDF IV may disseminate important information regarding its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Additional Information About the Merger

The merger is subject to the approval of UDF IV shareholders and other customary closing conditions. Ready Capital filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) containing a proxy statement/prospectus that was declared effective on January 8, 2025. UDF IV called the Special Meeting to approve the proposed merger and distributed the proxy statement/prospectus and other documents to its shareholders in connection with the Special Meeting beginning on or about January 9, 2025. The proxy statement/prospectus contains important information about the proposed merger and related matters. WE URGE YOU TO READ CAREFULLY THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AND ANY AMENDMENTS AND SUPPLEMENTS THERETO, AND THE OTHER RELEVANT DOCUMENTS FILED BY READY CAPITAL WITH THE SEC AND MADE AVAILABLE BY UDF IV BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT READY CAPITAL, UDF IV AND THE PROPOSED MERGER. You may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Ready Capital with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Ready Capital with the SEC are also available free of charge on Ready Capital’s website at www.readycapital.com. UDF IV shareholders may obtain free copies of the proxy statement/prospectus and other relevant documents made available by UDF IV free of charge on www.UDFIVReadyCapMerger.com.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements relating to, among other things, the benefits of the proposed merger and the consideration payable in connection therewith, the estimated amount of distributions to be paid to UDF IV’s shareholders prior to closing and the estimated contingent consideration expected to be paid to UDF IV shareholders pursuant to the contingent value rights. These forward-looking statements are based on UDF IV management’s current expectations and are not guarantees of future performance or future events. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers should be aware that there are various factors, many of which are beyond UDF IV’s control, which could cause actual results to differ materially from any forward-looking statements made in this release, including, among others, the risk that the Ready Capital merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain UDF IV shareholder approval of the merger or the failure to satisfy the other conditions to completion of the merger; risks that will affect the market prices of the Ready Capital common stock and therefore, the implied value of the shares of Ready Capital common stock to be issued to UDF IV shareholders in the merger; risks that will affect the amount of the pre-closing distributions to UDF IV shareholders, including, among others, developments in litigation involving UDF IV; risks that will affect the amount of contingent consideration, if any, including, among others, the performance of specified UDF IV loans and developments in litigation involving UDF IV; risks related to disruption of management attention from the ongoing business operations due to the merger; the effect of the announcement of the merger on the operating results and businesses generally of Ready Capital and UDF IV; the outcome of any legal proceedings relating to the merger; the ability to retain key personnel; availability of suitable investment opportunities; changes in interest rates; changes in the yield curve; changes in prepayment rates; the availability and terms of financing; general economic conditions; market conditions; inflationary pressures on the capital markets and the general economy; conditions in the market for small balance commercial loans and other investments; legislative and regulatory changes that could adversely affect the businesses of Ready Capital and UDF IV; and risks related to integrating an existing lending platform into Ready Capital’s operations. Accordingly, UDF IV shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. UDF IV undertakes no obligation to update its forward-looking statements, whether as a result of new information, future events or otherwise.

Investor Contact:

Investor Relations

1-800-859-9338

investorrelations@umth.com

Media Contact:

Mahmoud Siddig / Lucas Pers / Elizabeth Grayson

Joele Frank, Wilkinson Brimmer Katcher

(212) 895-8668